UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Registration numbers 33-9495, 33-56218, 33-59125 and 333-55790

A. Full title of the plan:

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gillette Company
Prudential Tower Building
Boston, MA 02199

Financial Statements of The Gillette Company
Employees' Savings Plan

The following audited financial statements with independent auditors' report thereon are enclosed with this report:

  Statement of Assets Available for Plan Benefits as of December 31, 2003 and December 31, 2002.
  Statement of Changes in Net Assets Available for Plan Benefits for each of the two years ended December 31, 2003.

Exhibits

23 Consent of the Independent Registered Public Accounting Firm

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of The Gillette Company Employees´ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gillette Company
Employees' Savings Plan

By:     /s/ CHARLES W. CRAMB
     ------------------------------------
     Charles W. Cramb

June 28, 2004

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Financial Statements

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

                                                                                                                   Page

Report of Independent Registered Public Accounting Firm                                                               1

Statements of Net Assets Available for Plan Benefits                                                                  2

Statements of Changes in Net Assets Available for Plan Benefits                                                       3

Notes to Financial Statements                                                                                    4 - 11

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended (ERISA), have not been included due to their inclusion in master trust information filed with the Department of Labor for The Gillette Company Master Savings Plan Trust.

Report of Independent Registered Public Accounting Firm

The Savings Plan Committee
The Gillette Company Employees´ Savings Plan:

We have audited the statements of net assets available for plan benefits of The Gillette Company Employees´ Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan´s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Employees´ Savings Plan at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with United States generally accepted accounting principals.

/s/ KPMG LLP
Boston, Massachusetts
June 18, 2004

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

                                                                                          2003                  2002
                                                                                   -------------------   -------------------
Assets:
     Investment in the Savings Plan Trust                                       $     1,873,214,825         1,598,785,801
                                                                                   -------------------   -------------------
                 Net assets available for plan benefits                         $     1,873,214,825         1,598,785,801
                                                                                   ===================   ===================
See accompanying notes to financial statements.

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

                                                                                          2003                  2002
                                                                                   -------------------   -------------------
Additions to net assets attributed to:
     Net investment gain (loss) from the Savings Plan Trust                     $       298,762,621          (138,767,735)
     Contributions:
        Employee contributions                                                           52,063,203            53,444,988
        Employer contributions                                                           27,264,875            27,918,233
                                                                                   -------------------   -------------------
                 Total additions                                                        378,090,699           (57,404,514)
                                                                                   -------------------   -------------------
Deductions from net assets attributed to:
     Benefit payments                                                                  (145,515,572)         (180,808,564)
     Forfeitures                                                                           (275,745)             (261,929)
                                                                                   -------------------   -------------------
                 Total deductions                                                      (145,791,317)         (181,070,493)
                                                                                   -------------------   -------------------
                 Net increase (decrease) prior to transfers                             232,299,382          (238,475,007)

Transfer from The Gillette Company ESOP                                                  42,129,642                     --
                                                                                   -------------------   -------------------
            Net increase (decrease)                                                     274,429,024          (238,475,007)
                                                                                   -------------------   -------------------
Net assets available for plan benefits:

     Beginning of year                                                                1,598,785,801         1,837,260,808
                                                                                   -------------------   -------------------
     End of year                                                                $     1,873,214,825         1,598,785,801
                                                                                   ===================   ===================
See accompanying notes to financial statements.

THE GILLETTE COMPANY
EMPLOYEES´ SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)        Description of the Plan

The Gillette Company Employees´ Savings Plan (the Plan) is sponsored by The Gillette Company (the Company). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan´s provisions.

(a) General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Regular employees of the Company and its participating subsidiaries are eligible to join the Plan on their date of hire.

(b) Participant Contributions

Eligible employees may voluntarily contribute from 2% to 10% of their compensation as matched savings and from 1% to 5% of their compensation as unmatched savings. All contributions must be in 1% increments.

All matched savings contributed by an employee are divided equally between tax deferred and taxed savings. Unmatched savings may be designated by an employee to be either tax deferred or taxed, but not both. Tax deferred contributions made by an employee in any plan year may not exceed the annual limit set by law, which was $12,000 and $11,000 for 2003 and 2002, respectively.

(c) Employer Contributions

The Company contributes $1.00 for every $1.00 of each participant´s matched savings for the first 5% of each participant's contribution and $0.20 for every $1.00 of the next 5% of each participant´s contribution.

(d) Vesting

Participants are immediately vested in their own employee contributions plus the actual earnings thereon. Matching contributions from the Company vest after the participant has completed the earliest of three years of service, two years from date of entry into the Plan, or the attainment of age 65. Participants are also 100% vested in the Company contributions credited to their accounts upon death, retirement, total and permanent disability, or Company-initiated termination (other than for cause as determined by the Company).

(e) Participants´ Accounts

A separate account is established for each participant at the time of enrollment in the Plan. The balance in each account is invested, in accordance with the directions given by the participant, in one or more of the Plan´s investment fund offerings (the Funds). A participant may direct employee contributions in any of the following Funds:

Gillette Company Stock Fund

Invests in shares of The Gillette Company common stock.

Fixed Income Fund

Seeks to preserve principal as well as generate interest income through investment in high-quality short- and intermediate-term investment contracts as well as other instruments issued by insurance companies and banks.

Fidelity Retirement Government Money Market Portfolio

Seeks to keep invested principal stable while generating current interest or income by investing in high-quality money market instruments issued or guaranteed by the U.S. Government or its agencies.

Fidelity Magellan Fund

Seeks long-term capital appreciation by investing primarily in common stocks and other securities of all types of domestic and international companies in all industries.

U.S. Equity Index Commingled Fund

Seeks to provide investment results that correspond to the Standard & Poor´s 500 Index and invests primarily in the common stocks of the companies that make up that stock index.

Fidelity Growth Company Fund

Seeks long-term capital appreciation by investing primarily in securities of domestic and foreign growth oriented companies.

Fidelity Emerging Markets Fund

Seeks capital appreciation from emerging markets around the world.

Fidelity Diversified International Fund

Seeks capital growth by investing primarily in equity securities of companies located outside the U.S. Seeks stocks that are undervalued compared to industry norms in their countries.

Fidelity Growth & Income Portfolio Fund

Seeks high total return through a combination of current income and capital appreciation. Invests primarily in U.S. and foreign stocks.

Fidelity U.S. Bond Index Fund

Invests in investment grade (medium to high quality) or above securities with maturities of at least one year.

PIMCO Mid Cap Fund

Seeks to increase the value of investments over the long term through capital growth.

Vanguard Total Stock Market Index Fund - Admiral Class

Seeks to have investment characteristics effectively equal to the unmanaged Wilshire 5000 Index.

Washington Mutual Investors Fund Class R.5

Seeks to produce current income and to provide an opportunity for growth.

John Hancock Small Cap Growth Fund - Class A

Seeks long term capital appreciation by investing primarily in stocks of small capitalization companies.

Vanguard Balanced Index Fund

Seeks growth and income by investing in equities and bonds.

The Fidelity Spartan U.S. Equity Index Fund and the Washington Mutual Investors Fund were closed effective April 23, 2003. The participant balances in these funds were transferred to Fidelity U.S. Equity Index Commingled Pool and Washington Mutual Investors Fund Class R-5, respectively. A new fund, Vanguard Total Stock Market Index Fund - Admiral Class, was added during the current Plan year.

Each of the Funds may also hold a portion of its assets in short-term investments in order to meet liquidity needs for transfers, loans, and withdrawals.

(f) Participant Loans

The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months or (2) 50% of the participant´s vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear interest at a rate determined by the Savings Plan Committee. Repayment of the loan must be made over a period not to exceed five years.

(g) Plan Earnings

As of the close of each business day, the Plan trustee is responsible for determining the fair market value of each of the investment options, which includes all accrued earnings. The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

With respect to the Gillette Company Stock Fund, the trustee is responsible for determining the participants´ accounts entitled to receive each quarterly dividend and the number of shares to be credited to each account, as of the quarterly ex dividend date. Any interest or other income earned by the Fund, other than dividends, is allocated quarterly to participant accounts on a proportionate basis.

(h) Benefit Payments

Upon termination of employment, the participant or surviving spouse or beneficiary will receive a lump-sum distribution of the participant´s vested account balance, or if the account balance exceeds $5,000 at such time, they may elect to defer payment or receive periodic installments. A participant (or surviving spouse or other beneficiary) may also elect to have the proceeds of the distribution used to purchase an annuity contract for his or her benefit.

Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the Plan document.

(i) Forfeitures

Forfeitures by Plan participants are used to reduce Company contributions.

(2)        Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, and the reported amounts of additions to and deductions from net assets available for plan benefits. Actual results could differ from those estimates.

(b) Investments

Investments are allocations of the assets of The Gillette Company Master Savings Plan Trust (Savings Plan Trust) based upon the proportionate interest of the Plan in the Savings Plan Trust. See note 5 for a detailed description of the Savings Plan Trust.

Investments of the Savings Plan Trust are stated at fair value except for guaranteed and synthetic investment contracts which are valued at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rate is variable for the synthetic contracts and is reset quarterly based upon the fair value of the underlying securities. The crediting interest rate is fixed for guaranteed contracts. The average yield for the years ended December 31, 2003 and 2002 is 5.06% and 5.52%, respectively, and the crediting interest rate as of December 31, 2003 and 2002 is 4.83% and 5.35%, respectively, for these investment contracts. Fair value for shares of Company common stock held in the trust is defined as the closing price of the common stock as reported by the New York Stock Exchange. The fair value for all other investments is determined daily by the trustee on a per-share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant loans receivable are valued at cost, which approximates fair value.

Fund transactions received prior to 4:00 p.m. Eastern time by Fidelity Management Trust Company are recognized on that business day. Transactions received after 4:00 p.m. Eastern time are valued as of the next business day. Transfers to or from the Gillette Company Stock Fund are valued at the actual purchase or sale price reflecting commissions and transaction fees. Contributions and loan payments into the Gillette Company Stock Fund are invested based upon the weighted average purchase price (including commissions and transaction fees) of the shares of Company common stock acquired. Withdrawals from the Gillette Company Stock Fund are valued based upon the weighted average sale price (including commissions and transaction fees) of the shares sold. Transfers from the Gillette Company Stock Fund are invested in the receiving investment Fund(s) following the settlement period. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

(c) Payment of Benefits

Benefits are recorded when paid.

(3)       Funding Policy

The Company´s funding policy is to make contributions to the Plan in accordance with the manner described in note 1.

(4)        Plan Termination

The Company expects the Plan to continue indefinitely, but reserves the right to amend or terminate the Plan at its discretion. If the Plan is terminated or if contributions are completely discontinued, each participant´s interest in that portion of their account balance attributable to Company contributions shall become fully vested. Upon termination of the Plan, the Trust may continue in existence at the direction of the board of directors of the Company, subject to the provisions of the Plan and the Trust agreement, or the Trust may be terminated and the assets distributed to participants.

(5)         Investments

Investments of the Savings Plan Trust are held in trust by Fidelity Management Trust Company. Since April 2003, the plans participating in the Savings Plan Trust were The Gillette Company Employees' Savings Plan and The Gillette Company Employee Stock Ownership Plan (ESOP). Trust income is allocated ratably between the plans in accordance with the assets of each plan invested in the Savings Plan Trust. The net assets of the Savings Plan Trust at December 31, 2003 and 2002 are as follows:

                                                                                        2003                  2002
                                                                            -------------------   -------------------
Investments, at fair value:
     Marketable securities:
        Gillette Company Stock Fund                                      $       1,171,019,453           745,656,670
     Registered investment companies:
        Fidelity Short Term Investment Fund                                          4,474,507             5,412,969
        Fidelity Retirement Government Money Market Portfolio                       41,471,952            45,835,083
        Fidelity Magellan Fund                                                      98,180,328            80,912,462
        Fidelity Spartan U.S. Equity Index Fund                                             --            98,210,103
        Fidelity Growth Company Fund                                                94,286,899            60,578,581
        Fidelity Emerging Markets Fund                                               7,177,908             3,819,469
        Fidelity Diversified International Fund                                     32,796,089            19,164,253
        Fidelity Growth & Income Portfolio Fund                                     33,449,652            25,399,373
        Fidelity U.S. Bond Index Fund                                               30,136,434            31,183,390
        PIMCO Mid Cap Fund                                                          12,336,912             6,145,681
        Washington Mutual Investors Fund                                                    --            10,821,140
        John Hancock Small Cap Growth Fund - Class A                                 6,248,788             3,205,818
        Vanguard Balanced Index Fund                                                39,665,084            32,897,709
        Vanguard Total Stock Market Adm                                              4,516,245                    --
        Fidelity U.S. Equity Index Portfolio                                       122,499,243                    --
        AF Washington Mutual Inv R-5                                                16,077,146                    --
     Investment contracts, at contract value                                       414,356,214           402,628,447
     Participant loans, at cost                                                     26,932,508            26,914,653
                                                                            -------------------   -------------------
                 Total investments and net assets                        $       2,155,625,362         1,598,785,801
                                                                            ===================   ===================
Assets allocated to The Gillette Company Employees´
     Savings Plan                                                        $       1,873,214,825         1,598,785,801
Assets allocated to The Gillette Company Employee
     Stock Ownership Plan                                                          282,410,537                    --
The aggregate fair value of investment contracts was $432,635,224 and $430,370,600 at December 31, 2003 and 2002, respectively.

The statements of changes in net assets of the Savings Plan Trust for the years ended December 31, 2003 and 2002 are as follows:

                                                                                        2003                  2002
                                                                            -------------------   -------------------
Employee contributions                                                   $          52,063,203            53,444,988
Employer contributions                                                              27,264,875            27,918,233
Investment income (loss):
     Net appreciation (depreciation) on fair value of investments:
        Gillette Company Stock Fund                                                201,814,537           (73,917,325)
        Fidelity Magellan Fund                                                      18,544,989           (27,935,165)
        Fidelity Spartan U.S. Equity Index Fund                                      3,452,766           (32,526,804)
        Fidelity Growth Company Fund                                                25,458,247           (32,663,519)
        Fidelity Emerging Markets Fund                                               1,898,186              (547,324)
        Fidelity Diversified International Fund                                      8,621,085            (2,299,591)
        Fidelity Growth & Income Portfolio Fund                                      4,783,806            (6,316,274)
        Fidelity U.S. Bond Index Fund                                                 (199,593)            1,019,317
        PIMCO Mid Cap Fund                                                           2,297,978            (1,419,287)
        Washington Mutual Investors Fund                                               104,886            (2,309,704)
        John Hancock Small Cap Growth Fund - Class A                                 1,170,851            (1,344,070)
        Vanguard Balanced Index Fund                                                 5,560,694            (5,028,786)
        Vanguard Total Stock Market Adm                                                442,220                    --
        Fidelity U.S. Equity Index Portfolio                                        23,310,394                    --
        AF Washington Mutual Investors R-5                                           2,623,112                    --
     Dividends                                                                      25,755,037            22,966,351
     Interest                                                                       22,107,554            23,554,446
                                                                            -------------------   -------------------
                 Net investment gain (loss)                                        347,746,749          (138,767,735)
Transfer of assets from the ESOP                                                   289,451,693                    --
                                                                            -------------------   -------------------
                 Total additions                                                   716,526,520          (57,404,514)
                                                                            -------------------   -------------------
Benefit payments                                                                 (159,411,214)         (180,808,564)
Forfeitures                                                                          (275,745)              (261,929)
                                                                            -------------------   -------------------
                 Total deductions                                                (159,686,959)          (181,070,493)
                                                                            -------------------   -------------------
                 Net increase (decrease) in assets                                 556,839,561          (238,475,007)
Net assets:
     Beginning of year                                                           1,598,785,801         1,837,260,808
                                                                            -------------------   -------------------
     End of year                                                         $       2,155,625,362         1,598,785,801
                                                                            ===================   ===================

(6)        Administrative Expenses

The Company bears all trustee and administrative costs of maintaining the Plan and investment expenses associated with the Gillette Company Stock Fund. Investment expenses associated with all other funds offered as investment options under the Plan, including the Fixed Income Fund effective May 1, 2003, are deducted from the assets of each of those funds.

(7)        Income Taxes

A favorable tax determination letter was received from the Internal Revenue Service on March 13, 2002 stating that the existing Plan and its underlying trust qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) as a profit sharing plan, and is exempt from Federal income taxes. Further, the features of the Plan relating to tax-deferred savings qualified under Section 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan´s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

(8)        Plan Merger

Shares of the Gillette Company Stock Fund allocated to the ESOP accounts of participants not eligible for Company subsidized retiree medical benefits, valued at $42,129,642, were transferred to a special account under this Plan on April 1, 2003.

(9)       Party-in-Interest Transactions

Fidelity Investments, a wholly owned subsidiary of FMR Corporation, manages several of the Plan´s investment options as detailed in note 1(e). Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, both wholly owned subsidiaries of FMR Corporation, are the Plan´s trustee and recordkeeper, respectively. Therefore, transactions between Fidelity Investments and both the trustee and the recordkeeper qualify as party-in-interest transactions.

(10)       Plan Amendments

Effective April 1, 2002, the Company amended the Plan to remove the limitation that restricted the ability of participants under age 50 to transfer the Company matching contribution portion of the participants´ accounts from the Gillette Company Stock Fund to other funds.

Effective December 1, 2003, accounts of $5,000 or less will be automatically distributed to participants or beneficiaries.

Effective December 1, 2003, a terminated employee, their spouse or domestic partner beneficiary may continue to make loan payments directly to the Trustee until the loan is fully repaid. Repayment of the loan must be made over a period not to exceed five years from the date the loan was originally issued.